UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2004 (December 16, 2004)

Behringer Harvard REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-91532**	**68-0509956**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1605

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.01   Completion of Acquisition or Disposition of Assets

Cyprus Building

On December 16, 2004, Behringer Harvard REIT I, Inc., (the "Registrant") acquired a four-story office building containing approximately 153,048 rentable square feet located on approximately 8.2 acres of land in Englewood, Colorado, a suburb of Denver (the "Cyprus Building") through Behringer Harvard Cyprus, LLC, a wholly-owned subsidiary of Behringer Harvard Operating Partnership I LP, the Registrant's operating partnership.   The contract purchase price of the Cyprus Building, exclusive of closing costs and initial escrows, was $19,800,000. The Registrant used proceeds from its public offering to pay the entire purchase price and all closing costs of the acquisition.

The purchase price for the transaction was determined through negotiations between the Cyprus Building seller, PERA Mineral, Inc., an unrelated third party, and Behringer Advisors LP, the Registrant's advisor.   In evaluating the Cyprus Building as a potential acquisition and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenant from rent and expense reimbursements less the Cyprus Building's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, quality of the tenant, length of lease, price per square foot and occupancy. The Registrant's advisor believes that the Cyprus Building is well located, has acceptable roadway access, attracts a high-quality tenant, is well maintained, adequately insured and has been professionally managed.

The Cyprus Building, which was constructed in 1988, is 100% leased to one tenant, Phelps Dodge Corporation. The tenant does not currently occupy the building and the building is vacant as of the closing date.

Phelps Dodge Corporation is an international mineral and chemical producer. Phelps Dodge leases 153,048 square feet for an annual rent of $2,408,885 under a lease that expires in October 2008. Phelps Dodge has three five-year renewal options available.

HPT Management Services LP (the "Cyprus Property Manager"), an affiliate of the Registrant, has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the Cyprus Building. Among other things, the Cyprus Property Manager will have the authority to negotiate and enter into leases of the property on behalf of the Registrant, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that the Registrant provide sufficient funds for the payment of operating expenses. The Cyprus Property Manager has subcontracted certain of its on-site management services and all leasing services to Trammell Crow Services, Inc.

As compensation for its services, the Cyprus Property Manager or its affiliates is entitled to the following reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1.   A property management fee equal to 3% of the monthly gross revenues from the Cyprus Building.

2.   An annual asset management fee equal to 0.5% of the asset value.

Leasing commission of 6% will be paid on any new leases to be divided 4% to the outside broker and 2% paid to Trammell Crow Services, Inc. On lease renewals, a total commission of 4% will be paid with 2% paid to the outside broker and 2% paid to Trammell Crow Services, Inc.

Pratt Building

On December 17, 2004, the Registrant acquired an undivided 50.67995% tenant in common interest in a 24-story office building containing approximately 368,194 rentable square feet located on approximately 0.75 acres of land in Baltimore, Maryland (the "Pratt Building"). The contract purchase price of the Pratt Building, exclusive of closing costs and initial escrows, was $51,816,488. The Registrant used borrowings of $18,751,582 under a loan agreement (the "Pratt Loan Agreement") with Citigroup Global Markets Realty Corp. (the "Pratt Lender") to pay a portion of its share of such contract purchase price and paid the remaining amount from proceeds of the Registrant's offering of its common stock to the public. For a description of the Pratt Loan Agreement, see Item 2.03 below. The Registrant's tenant in common interest is held by Behringer Harvard Pratt H, LLC, an entity that is wholly owned by the Registrant's operating partnership, Behringer Harvard Operating Partnership I LP. The purchase price for the transaction was determined through negotiations between the Pratt Building seller, Trizec 250 W. Pratt, LLC, an unrelated third party, and Behringer Advisors LP, the Registrant's advisor. In evaluating the Pratt Building as a potential acquisition and determining the appropriate amount of consideration to be paid for the Registrant's interest in the Pratt Building, a variety of factors were considered, including overall valuation of net rental income (defined as revenues from the tenants from rent and expense reimbursements less the Pratt Building's actual operating expenses), expected capital expenditures, costs of physical plant maintenance, location, environmental issues, demographics, tenant mix, quality of tenants, length of leases, price per square foot and occupancy. The Registrant's advisor believes that the Pratt Building is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained, adequately insured and has been professionally managed.

The Pratt Building, which was constructed in 1986, is approximately 76% leased and includes the following major tenants: Vertis, Inc. ("Vertis"), Semmes Bowen & Semmes ("Semmes") and the United States General Services Administration (the "GSA").

Vertis is a provider of targeted advertising, media and marketing services. Vertis leases 57,631 square feet for an annual rent of $1,618,304 under a lease that expires in August 2007, with a five-year renewal option available.

Semmes is a full-service law firm with a national civil practice. Semmes leases 48,426 square feet for an annual rent of $1,328,805 under a lease that expires in April 2008.

The GSA assists and supports Federal Agencies by offering superior workplaces, expert solutions, acquisition services and management policies. The GSA leases 41,000 square feet for an annual rent of $1,086,500 under a lease that expires in June 2007, with a five-year renewal option available.

The remaining 49.32005% tenant in common interest in the Pratt Building was acquired by various investors who purchased their interests in a private offering sponsored by the Registrant's affiliate, Behringer Harvard Holdings, LLC. Each tenant in common investor, including the Registrant, is a borrower under the Pratt Loan Agreement.

The tenants in common, including the Registrant, have also entered into both a Tenants in Common Agreement (the "Pratt Tenants in Common Agreement") and a Property and Asset Management Agreement (the "Pratt Property Management Agreement") with Behringer Harvard TIC Management Services LP (the "Pratt Property Manager"). The tenants in common are each obligated to pay their pro rata share of any future cash contributions required in connection with the ownership, operation, management and maintenance of the Pratt Building, as determined by the Pratt Property Manager. Under the Pratt Tenants in Common Agreement, if any tenant in common fails to pay any required cash contribution, any other tenant in common may pay such amount. The nonpaying tenant in common is required to reimburse the paying tenant(s) in common within 30 days, together with interest at 10% per annum (but not more than the maximum rate allowed by law). Under the Pratt Property Management Agreement, the Pratt Property Manager may also withhold distributions to the nonpaying tenant in common and pay such distributions to the paying tenant(s) in common until such reimbursement is paid in full. In addition, the paying tenant(s) in common may be able to obtain a lien against the undivided interest in the property of the nonpaying tenant in common and exercise other legal remedies. The tenants in common are also required to indemnify the other tenants in common to the extent such other person pays for a liability of a tenant in common or in the event a tenant in common causes a liability as a result of such tenant in common's actions or inactions.

All of the tenants in common must approve certain decisions relating to the Pratt Building, including any future sale, exchange, lease or release of all or a portion of the Pratt Building, any loans or modifications of any loans secured by the Pratt Building, the approval of any property management agreement, or any extension, renewal or modification thereof. All other decisions relating to the Pratt Building require the approval of a majority of the tenants in common. If a tenant in common votes against or fails to consent to any action that requires the unanimous approval of the tenants in common when at least 50% of the tenants in common have voted or provided consent for such action, Behringer Harvard Pratt H, LLC or its affiliates have the option, but not the obligation, to purchase such dissenting tenant in common's interest for fair market value.

Each tenant in common may sell, transfer, convey, pledge, encumber or hypothecate its undivided interest in the Pratt Building or any part thereof, provided that any transferee shall take such interest subject to the Pratt Tenants in Common Agreement and the Pratt Property Management Agreement (to the extent that the Pratt Property Management Agreement is then in effect); provided, further however, such party must provide first to Behringer Harvard Pratt H, LLC and its affiliates and second to the other tenants in common, the right to make an offer to purchase such selling party's interest.

Under the Pratt Tenants in Common Agreement, all income, expenses, loss, liabilities and cash flow from the Pratt Building, and all cash proceeds from any sale, exchange or refinancing of the property, and all liabilities of the property (except for items separately determined such as real estate taxes and management fees), are allocated to the tenants in common in proportion to their undivided interests in the property.

The tenants in common have no right to possession of the Pratt Building. However, subject to the restrictions of the Pratt Loan Agreement, any tenant in common may partition the Pratt Building subject to first offering to sell its undivided interest to Behringer Harvard Pratt H, LLC or its affiliates at fair market value and second, offering to sell its undivided interest to the other tenants in common at fair market value.

The Tenants in Common Agreement provides Behringer Harvard Pratt H, LLC or its affiliates with an option, but not the obligation, to purchase any defaulting tenant in common's undivided interest in the Pratt Building at fair market value. A defaulting tenant in common is any tenant in common who is in default under the Pratt Loan Agreement, the Pratt Property Management Agreement and/or the Pratt Tenants in Common Agreement.

In addition, Behringer Harvard Pratt H, LLC has the option, but not the obligation, to purchase all of the tenants in common's undivided interests in the Pratt Building by providing notice of its election to exercise this option to the tenants in common upon the earlier of (i) during the last year prior to the expiration of the Pratt Loan Agreement, (ii) the announcement by the Registrant of its intention to liquidate its assets or (iii) the announcement by the Registrant of its intention to liquidate its investment portfolio or to list its equity securities on any national securities exchange or the Nasdaq Stock Market. In the Registrant's discretion, it may offer the tenants in common the option to exchange their interests for equity securities ("Exchange Securities") in the Registrant or its operating partnership, Behringer Harvard Operating Partnership I LP, at their fair market value. In the event that the Registrant exercises the option and does not offer the tenants in common the option to exchange their interests for the Exchange Securities or a tenant in common elects not to exchange its interest for the Exchange Securities, the purchase price is paid in cash.

The Pratt Property Management Agreement remains in effect until the earlier to occur of (i) the sale of the Pratt Building or any portion thereof, as to only such portion of the Pratt Building sold (other than any sale of an undivided interest held by a tenant in common to a party that will acquire such interest subject to the Pratt Tenants in Common Agreement and the Pratt Property Management Agreement), or (ii) December 31, 2030; provided, however, the Pratt Property Management Agreement terminates on December 31, 2004 and each anniversary of such date unless all of the tenants in common consent to the continuation of the Property Management Agreement. In addition, the Pratt Property Management Agreement may be terminated by the Pratt Property Manager for any reason upon 60-days written notice or in the event the tenants in common are in default in the performance of any of their obligations under the agreement and such default remains uncured for 30 days following written notice.

The Pratt Property Manager has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the Pratt Building. Among other things, the Pratt Property Manager has the authority to negotiate and enter into leases of the Pratt Building on behalf of the tenants in common (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require additional cash contributions from the tenants in common.

As compensation for its services, the Pratt Property Manager or its affiliates is entitled to the following reimbursements for its out-of-pocket costs and on-site personnel costs and the following compensation:

1. A property management fee equal to 3% of the monthly gross revenues from the Pratt Building. Upon a sale of the Pratt Building, the Pratt Property Manager shall receive additional compensation equal to the previous month's property management fee as compensation for work to be performed in connection with the sale or completion of managing matters relating to each tenant.

2. An annual asset management fee of $180,000 for supervising the overall management and operation of the Pratt Building. The asset management fee is pro rated for any partial year and shall be payable pro rata on a monthly basis on the first day of each month. The Pratt Property Manager may defer, in its sole discretion, all or any portion of such asset management fee. Any such unpaid asset management fees shall, in all events, be paid upon the earliest to occur of the following events: (i) the termination of the Pratt Property Management Agreement, (ii) the sale of the Pratt Building, or (iii) ten years from the accrual of any such unpaid asset management fee. Upon termination of the Pratt Property Management Agreement or upon a sale of the Pratt Building, the parties will prorate the asset management fee on a daily basis to the effective date of such cancellation or termination.

3. A leasing commission equal to (i) 6% of first year base rent, 4% of second and third year base rent, 3% of fourth and fifth year base rent, and 2% of all subsequent years' base rent of any new lease or expansion that is not co-brokered; (such commission rates referred to herein as the "Baltimore Rates"); (ii) for new leases or expansions of leases that are co-brokered, the Property Manager receives one-half of the Baltimore Rates and the co-broker receives the full Baltimore

Rates; (iii) 2% of base rent of lease extensions and renewals that are not co-brokered; or (iv) 2% of base rent of lease extensions and renewals that are co-brokered and an additional 2% payable to the co-broker.

4. A construction management fee equal to 5% of any amount (including related professional services) expended for construction, tenant improvement or repair projects with respect to the Pratt Building.

5. A financing fee equal to 1% of the principal amount of any loan obtained by or for the tenants in common; provided, however, no separate financing fee will be paid with respect to the Pratt Loan Agreement. Any financing fee will be payable to the Pratt Property Manager or its affiliate whether or not an outside loan broker is used.

6. In connection with any sale, exchange or other disposition of the Pratt Building, or any portion thereof (including an undivided interest of a single tenant in common), an amount equal to 2% of the sales price if the Pratt Property Manager or its affiliates participates in the sale, exchange or other disposition. If there is a broker fee paid to a third party broker in connection with a sale, exchange or other disposition of the property, the payment to the third party broker shall be paid out of the fee paid to the Pratt Property Manager.

Notwithstanding the foregoing, no fees charged to the Registrant that would be charged to the Registrant by its advisor or by its general property manager, HPT Management Services LP, will exceed those that may be charged to the Registrant by the Pratt Property Manager.

Behringer Harvard Holdings, LLC is the parent company of the Registrant's advisor, Behringer Advisors LP. As of September 30, 2004, Robert Behringer, the Registrant's President, Chief Executive Officer and Chairman of the Board, owned approximately 56% of the limited liability company interests of Behringer Harvard Holdings, LLC and all of its voting interests. In addition, Mr. Behringer is the sole manager of Behringer Harvard Holdings, LLC.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

The Registrant entered into the Pratt Loan Agreement on December 17, 2004. The total borrowings of all tenant in common interest holders under the Pratt Loan Agreement was $37,000,000, including the $18,751,582 borrowed by the Registrant. The interest rate under the loan is fixed at 5.285% per annum, and repayment in whole (but not in part) is permitted from and after the third payment date prior to the maturity date, provided that at least fifteen days prior written notice is given. The Pratt Loan Agreement has a ten-year term.

Under the Pratt Loan Agreement, each tenant in common interest holder's liability is joint and several based upon its pro rata ownership of the Pratt Building, though non-recourse provisions provide that the Pratt Lender may not levy or execute judgment upon any property of the borrowers or their guarantors other than the Pratt Building, except that each borrower and its guarantors are liable for losses incurred by the Pratt Lender attributable to (i) such parties' fraud or intentional misrepresentation; (ii) such borrower's removal or disposal of any portion of the Property after an Event of Default; (iii) such borrower's failure to obtain the Pratt Lender's prior written consent to any subordinate financing or other voluntary lien encumbering such borrower's interest in the Pratt Building; (iv) such borrower's failure to obtain the Pratt Lender's prior written consent to any assignment, transfer or conveyance of such borrower's interest in the Pratt Building or any portion thereof as required by the Pratt Loan Agreement; (v) such borrower's violation of any of the special purpose entity covenants and requirements contained in the Pratt Loan Agreement or the related loan documents; (vi) the breach by such borrower of any representation, warranty, covenant or indemnification provision in the Pratt Loan Agreement or the related Deed of Trust concerning environmental laws, hazardous substances and asbestos and any indemnification of the Pratt Lender with respect thereto in either document; provided, however, that such borrower's guarantor will not be liable for these losses unless (A) in the event of a breach of any environmental representation, the breach involved such borrower's or guarantor's actual knowledge of the incorrectness or untruth of the underlying representation, and (B) in the event of any breached warranty, covenant or indemnification, the breach was caused, in whole or in part, by the actions of either such borrower or guarantor; (viii) the gross negligence or willful misconduct of such borrower; and (ix) any election by such borrower to terminate or not to renew the Property Management Agreement.

In addition, each borrower under the Pratt Loan Agreement must protect, defend, indemnify, release and hold the Pratt Lender harmless from and against any and all losses imposed upon or incurred by or asserted against the Pratt Lender up to an amount equal to such borrower's undivided interest in the Pratt Building multiplied by the amount of the outstanding debt under the Pratt Loan Agreement and directly or indirectly arising out of or in any way relating to any one or more of the following: (i) such borrower's failure to obtain the Pratt Lender's prior written consent to any subordinate financing or other voluntary lien encumbering the Pratt Building; (ii) such borrower's failure to obtain the Pratt Lender's prior written consent to any assignment, transfer, or conveyance of the Pratt Building as required by the Pratt Loan Agreement; and (iii) such borrower's agreement to terminate the Pratt Tenants In Common Agreement among the tenant in common owners of the Pratt Building without the Pratt Lender's consent.

In addition, each borrower's guarantor under the Pratt Loan is liable for full payment of the outstanding debt thereunder up to an amount equal to such borrower's undivided interest in the Pratt Building multiplied by the amount of such outstanding debt in the event (i) that such borrower files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against such borrower under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of such borrower or any of its affiliates.

In addition, Behringer Harvard Holdings, LLC and Robert M. Behringer are responsible for losses of the Pratt Lender relating to: (i) fraud or intentional misrepresentation by Behringer Harvard Pratt H, LLC or any of its affiliates in connection with the Pratt Loan Agreement; (ii) the removal or disposal of any portion of the Pratt Building after an event of default by Behringer Harvard Pratt H, LLC or any of its affiliates; (iii) the failure of Behringer Harvard Pratt H, LLC to obtain the Pratt Lender's prior written consent to any subordinate financing or other voluntary lien encumbering the Pratt Building that is placed thereon by Behringer Harvard Pratt H, LLC; (iv) the failure of Behringer Harvard Pratt H, LLC to obtain the Pratt Lender's prior written consent to any assignment, transfer or conveyance of the Pratt Building or any portion thereof by Behringer Harvard Pratt H, LLC as required by the Pratt Loan Agreement; (v) the breach by Behringer Harvard Pratt H, LLC of any representation, warranty, covenant or indemnification provision in the Pratt Loan Agreement or the related Deed of Trust concerning environmental laws, hazardous substances and asbestos and any indemnification of the Pratt Lender with respect thereto in either document; (vi) the filing by Behringer Harvard Pratt H, LLC of any action for partition of the Pratt Building; (vii) any election by Behringer Harvard Pratt H, LLC to terminate or not to renew the Pratt Property Management Agreement in a manner not permitted under the Pratt Loan Agreement; (viii) the gross negligence or willful misconduct of Behringer Harvard Pratt H, LLC; and (ix) the misapplication or conversion by Behringer Harvard Pratt H, LLC of (A) any insurance proceeds paid by reason of any loss, damage or destruction to the Pratt Building, (B) any awards or other amounts received in connection with the condemnation of all or a portion of the Pratt Building, or (C) any rents following an event of default.

In addition, Behringer Harvard Holdings, LLC and Robert M. Behringer have guaranteed payment of the debt under the Pratt Loan Agreement in the event that (i) Behringer Harvard Pratt H, LLC files a voluntary petition under the U.S. Bankruptcy Code or any other federal or state bankruptcy or insolvency law, or (ii) an involuntary case is commenced against the initial borrowers under the Pratt Loan Agreement under the Bankruptcy Code or any other federal or state bankruptcy or insolvency law with the collusion of Behringer Harvard Pratt H, LLC or any of its affiliates.

In general, no sale, encumbrance or other transfer of interest in the Pratt Building, including the Registrant's tenant in common interest, is permitted without the Pratt Lender's prior written consent.

Item 9.01   Financial Statements and Exhibits.

(a) Financial Statements of Business Acquired.

Because it is impracticable to provide the required financial statements for the acquired real properties described above at the time of this filing, and no financial statements (audited or unaudited) are available at this time, the Registrant hereby confirms that the required financial statements will be filed on or before March 3, 2005, by amendments to this Form 8-K, which date is within the period allowed to file such amendments.

(b) Pro Forma Financial Information.

See Paragraph (a) above.

(c) Exhibits.

The following exhibits are filed herewith in accordance with Item 601 of Regulation S-K:

99.1	Loan Agreement between Citigroup Global Markets Realty Corp. and Behringer Harvard Pratt H, LLC and the initial TIC borrowers
99.2	Promissory Note made between Behringer Harvard Pratt H, LLC and the initial TIC borrowers and Citigroup Global Markets Realty Corp.
99.3	Deed of Trust, Assignment of Leases and Rents and Security Agreement by Behringer Harvard Pratt H, LLC and the initial TIC borrowers, as grantor, to Christopher F. Naughten as trustee for the benefit of Citigroup Global Markets Realty Corp.
99.4	Assignment of Leases and Rents by Behringer Harvard Pratt H, LLC and the initial TIC borrowers to Citigroup Global Markets Realty Corp.
99.5	Guaranty of Recourse Obligation made between Behringer Harvard Holdings, LLC, Behringer Harvard REIT I, Inc. and Robert Behringer for the benefit of Citigroup Global Markets Realty Corp.
99.6	Tenants in Common Agreement regarding Pratt Building
99.7	Property and Asset Management Agreement regarding Pratt Building
99.8	Sale Agreement between Trizec 250 W. Pratt, LLC and Behringer Harvard Operating Partnership I LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Behringer Harvard REIT I, Inc.

Dated: December 22, 2004

By: /s/ Gary S. Bresky
Gary S. Bresky
Chief Financial Officer and Treasurer